Exhibit 12

Nucor Corporation

2013 Form 10-K

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$(413,978)	$267,115	$1,251,812	$852,940	$791,123

Plus: (earnings)/losses from equity investments	82,341	32,082	10,043	13,323	(9,297)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	168,317	163,626	183,541	179,169	164,128

Plus: amortization of capitalized interest	962	2,332	2,724	2,550	3,064

Plus: distributed income of equity investees	7,373	4,923	3,883	9,946	8,708

Less: interest capitalized	(16,390)	(940)	(3,509)	(4,715)	(10,913)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(57,865)	(73,110)	(83,591)	(88,507)	(97,504)

Total earnings/(loss) before fixed charges	$(229,240)	$396,028	$1,364,903	$964,706	$849,309

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$166,313	$162,213	$182,321	$178,218	$162,899

Estimated interest on rent expense	2,004	1,413	1,220	951	1,229

Total fixed charges	$168,317	$163,626	$183,541	$179,169	$164,128

Ratio of earnings to fixed charges	*	2.42	7.44	5.38	5.17

*	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $397,557.